

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Alberto Recchi
Chief Financial Officer
Galileo Acquisition Corp.
1049 Park Ave. 14A
New York, NY 10028

> **Re: Galileo Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 16, 2021**
> **File No. 333-256935**

Dear Mr. Recchi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Comparative Per Share Information, page 52

1. We note your amended disclosure of pro forma combined company common stock at June 30, 2021 per page 193 now excludes the 3.47 million shares subject to the Earnout Terms as the earnout contingencies have not yet been met, without similarly updating the pro forma book value per share amounts assuming minimum and maximum redemption at June 30, 2021 herein. Additionally for the pro forma periods presented, the related pro forma weighted average shares outstanding of non-redeemable ordinary/ common shares assuming minimum and maximum redemptions herein appear to also include shares subject to the earnout, which were excluded in the downward revision of such weighted average shares in your unaudited pro forma condensed combined statements of operations. Please revise or advise.

Galileo Acquisition Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity, page F-28

2.   We note you present Net income totaling $1.03 million for the six months ended June 30, 2021, which does not reconcile to interim Net loss totaling $11.3 million for the same interim period per the condensed consolidated statements of operations, and appears inconsistent with your Form 10-Q for the interim period ended June 30, 2021 filed on August 13, 2021. Your activity for the six months ended June 30, 2020 similarly does not reconcile between financial statements. Please amend to revise or advise.

     You may contact Beverly Singleton at 202-551-3328 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing